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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                   FORM 10-C

       REPORT BY ISSUER OF SECURITIES QUOTED ON THE NASDAQ STOCK MARKET

                 FILED PURSUANT TO SECTION 13 OR 15(D) OF THE

                SECURITIES EXCHANGE ACT OF 1934 AND RULE 13A-17

                             OR 15D-17 THEREUNDER


                              IKOS Systems, Inc.
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                (Exact name of issuer as specified in charter)

             19050 Pruneridge Avenue, Cupertino, California 95014
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                   (Address of principal executive offices)

Issuer's telephone number, including area code  (408) 255-4567
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                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1. Title of security:  Common Stock
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2. Number of shares outstanding before the change:  5,886,470
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3. Number of shares outstanding after the change:  6,886,470
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4. Effective date of change:  October 12, 1995
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5. Method of change:  Common Stock Issuance
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Specify method (such as merger, acquisition exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.):  Firm Underwritten
                                                         -----------------------
Public Offering
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Give brief description of transaction:  Pursuant to the Company's Registration
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Statement No. 33-62525 filed September 11, 1995 via Edgar and the Company's
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final prospectus filed October 13, 1995 pursuant to Rule 424(b)(4), the Company
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issued and sold 1,000,000 shares of its Common Stock (plus an additional
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150,000 shares of Common Stock assuming the exercise of the over-allotment
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option by the underwriters) in a firm underwritten public offering.
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                         II. CHANGE IN NAME OF ISSUER

1. Name prior to change  Not applicable
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2. Name after change ___________________________________________________________

3. Effective date of charter amendment changing name ___________________________

4. Date of shareholder approval, if required ___________________________________


Date: October 19, 1995                         /s/ Joseph W. Rockom
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                                                   Joseph W. Rockom
                                                   Vice President of Finance and
                                                   Administration, Chief
                                                   Financial Officer and
                                                   Secretary